

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Via E-mail
Mr. Ilia Lekach
Chief Executive Officer
Adrenalina
1250 E. Hallandale Beach Blvd.
Suite 402
Hallandale, FL 33009

> **Re: Adrenalina**
> **Form 8-K**
> **Filed June 29, 2011**
> **File No. 000-52675**

Dear Mr. Lekach:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on June 29, 2011

Section 4 - Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note that the audit report previously provided in the Form S-1/A filed on November 4, 2008 is signed by Goldstein, Schechter, Koch, Price, Lucas, Horwitz, & Co. P.A. This Form 8-K announces your appointment of Goldstein, Schechter, Koch, P.A. Please tell us in detail if these two entities are the same accounting firm or if there are two different PCAOB registered accounting firms involved. In this regard, tell us what event(s) occurred that caused you to provide the reporting requirements for a change in accountants.

2. Please advise or revise your Form 8-K to include the disclosures required to describe the change from your former accountant, as required by Item 304(a)(1)of Regulation S-K. For example, please address the following for the registrant's two most recent fiscal years and any subsequent interim period:

    - It appears the change from Goldstein Schechter Koch Price Lucas Horwitz & Co., P.A. was not announced in a periodic filing. Please advise or revise to indicate the date of the change and state whether the former accountant resigned, was dismissed or declined to stand for reelection, as required by Item 304(a)(1)(i) of Regulation S-K.
    - We note the former accountant's report for the fiscal year ended December 31, 2007 in Form S-1/A filed on November 4, 2008 contains additional explanatory language. Please disclose that the report for the past two years contained certain explanatory language and describe the nature of the additional language, as required by Item 304(a)(1)(ii) of Regulation S-K.
    - State whether the decision to change accountants was recommended or approved by an audit or similar committee, board of directors or that the company has no such committees, in accordance with Item 304(a)(1)(iii) of Regulation S-K.
    - State whether during the registrant's two most recently filed fiscal years and any subsequent interim period preceding such resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to their satisfaction, would have caused the former accountant to make reference to the subject matter of the disagreement(s) in connection with its report, per Item 304(a)(1)(iv) of Regulation S-K.

3. In the disclosure of the appointment of Goldstein Schechter Koch, P.A. as your successor accountant, please revise and expand your discussion to disclose all of the requirements of Item 304(a)(2) of Regulation S-K, as applicable.

4. Please be sure to file another letter from the former accountant regarding their concurrence with the revised disclosures contained in any amended Form 8-K.

    As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Brian McAllister at (202) 551-3341.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services